# Contact

www.linkedin.com/in/nikolinafinska (LinkedIn)

## Top Skills

Executive Leadership

Strategy

Negotiation

## Languages

Slovenian (Professional Working)

Macedonian (Limited Working)

Italian (Limited Working)

Swedish (Limited Working)

Finnish (Limited Working)

Portuguese (Elementary)

Spanish (Elementary)

English (Native or Bilingual)

German (Elementary)

Croatian (Native or Bilingual)

## Certifications

Skills for Inclusive Conversations

Leading Your Org on a Journey of Allyship

Advancing a DIBs Strategy in Your Organization

From Compliance to Culture: A Psychological Safety Framework for Inclusion

Lessons in Enlightened Leadership

## Honors-Awards

Women in games speaker

2021 International Inspiration Award finalist

## Publications

Modern Game Testing

# Nikolina Finska (she/her)

I make companies work better

Croatia

## Summary

LEADER

A seasoned executive and serial entrepreneur in gaming and tech spaces. DEI-first leader, building equitable working practices for over a decade. Fearless decision maker with initiative, drive, and ability to motivate others. A strong believer in leading with empathy and in empowering other underrepresented leaders, putting it into practice as COO of Rainbow Unicorn Games.

CONSULTANT

Over a decade of experience in consulting on tech, games, leadership, and QA, working for some of the most reputable consultancies in the industry. Currently open for leadership consulting through my own consultancy, Rebel Studio, and gaming consulting through Mobile Game Doctor. You can book a free exploratory call here https://calendly.com/nikolinafinska/30-minutes-exploratory-session

SPEAKER

I regularly speak at gaming and tech events on the topics of leadership, diversity, equity and inclusion, and work-life balance. I had over 20 speaking engagements in the last few years. Currently open for paid speaking opportunities.

MENTOR

Mentoring women leaders at the European Innovation Council.

AUTHOR

A published author, my first book "Modern Game Testing" is available now https://packt.link/lCleK

BOARD MEMBER AND ADVISOR

Committed Board member with strong expertise in scaling up companies, financial literacy, and strategic decision-making. Available for board and advisory positions for aligned organizations.

INTERNATIONAL LECTURER
I frequently lecture on topics of game production, games business, QA, team building, and leadership. I have multiple online courses available: gaming industry courses can be booked through the Edugametion platform, and leadership courses directly here on LinkedIn or my own webpage

PODCAST HOST
I'm hosting a bi-weekly podcast, Leading The Way, about entrepreneurship and leadership through a gender lens. New episode every other Wednesday, link to the latest episode in my profile.

———

# Experience

Rainbow Unicorn Games
Chief Operations Officer
October 2021 - Present (2 years 7 months)
Boston, Massachusetts, United States

Mobile Game Doctor
Consultant
November 2021 - Present (2 years 6 months)

Europe in Synch
Partner
April 2022 - Present (2 years 1 month)

Responsible for gaming industry, diversity, equity and inclusion, and digital future.

Living Game Intelligence Network
Startup Mentor
May 2021 - Present (3 years)
Helsinki, Southern Finland, Finland

Women in Games WIGJ
Ambassador
October 2019 - Present (4 years 7 months)
Helsinki Area, Finland

Kajaani University of Applied Sciences (KAMK)
Guest Lecturer
October 2016 - June 2022 (5 years 9 months)
Kajaani Area, Finland

Guest lecturer in Games Production, Game Business

Game Academy
Consultant
June 2021 - December 2021 (7 months)
London Area, United Kingdom

Unicorn Pirates Studio

3 years 1 month

Board Member
October 2020 - November 2021 (1 year 2 months)

CEO
November 2018 - December 2020 (2 years 2 months)
Helsinki Area, Finland

Full XP Oy
CEO
March 2016 - November 2018 (2 years 9 months)
Helsinki, Finland

Next Games
Production Lead
May 2015 - March 2016 (11 months)
Helsinki, Finland

Rovio Entertainment Ltd.

3 years 8 months

Senior Producer / Employee Representative
January 2015 - May 2015 (5 months)

Titles produced:

Jolly Jam (iOS, Android)

Head of Production, Rovio Stars
May 2014 - January 2015 (9 months)
Espoo, Finland

Overall responsibility for the production team in Rovio Stars, working closely with third pary independent developers and internal teams. Redifining and optimizing processes for the production team, improving efficiency and ways of working, keeping in mind that only happy team can continuously outperform its expectations.

Responsible for the high level milestone planning, release scheduling and communicating to all stakeholders. Ensuring that highest quality and production standards are met, as well as supporting business development team in delivering financially successful games.

## Producer
November 2013 - May 2014 (7 months)
Espoo, Finland

Responsible for ensuring that each game reaches market on time, delivers on the business goals and is produced to the highest possible level of quality.Key contact with external developers, with aim to build long term relationships and providing support and guidance, making sure that our visions are alligned. Working closely with other members of Rovio Stars team, continuosly evolving games and following latest developments in the industry. Published titles by now:

Juice Cubes

Word Monsters

## QA Coordinator
October 2011 - October 2013 (2 years 1 month)
Espoo, Finland

Worked on following titles:
- Angry Birds Trilogy: PS3, Xbox 360, Nintendo 3DS, Wii and WiiU, PS Vita
- Tiny Thief
- Icebreaker: The Viking Voyage
- Angry Birds Friends (Facebook and mobile)
- Angry Birds Star Wars (Facebook, PS3, Xbox 360, 3DS, Wii, WiiU, PS4, Xbox One, PS Vita)
- Amazing Alex
- Angry Birds Classic
- Angry Birds Space
- Angry Birds Go

Taking care of organizing QA activities as well as doing production tasks. Currently keeping busy mostly with Rovio Stars titles.

Lionbridge Testing Services Oy
Program Coordinator
January 2010 - August 2011 (1 year 8 months)

- Project Management for global testing projects

- Team Coordination and management (virtual and on-site)

- Test Management

- Risk Management

- Managing the relationship with external supplier(s) and internal project managers/the business

- Test reporting and test analysis

- Scheduling

- Tracking costs

- Invoicing

- Project Communication

- Resourcing


Tuttavankauppa Oy
CEO
September 2009 - 2011 (2 years)
Helsinki, Finland


Nokia
Test Manager
September 2008 - September 2009 (1 year 1 month)
Espoo, Finland

- Full responsibility for the planning and management of all testing activities within complex IT project, evaluating risk potential based on the results of the testing during all stages of development in line with the future agreed development life cycle and quality processes


Flander Oy
Testing Co-ordinator (Helsinki)
2007 - 2008 (1 year)
Helsinki, Finland

- Training, organizing and supervising testing team of 16 localization testers

- Design and maintenance of test cases

- Quality Control of test team results

- Setting up of test environments

- Status & progress reporting

Lionbridge
Localization Software Testing Engineer
October 2006 - August 2007 (11 months)
Tampere, Finland

- Responsible for execution of testing activities

- Defect reporting, analyzing and follow up (verification)

- Setup of test environment (OS setup/configuration/flashing)

Marcus Evans
Sales executive
2006 - 2006 (less than a year)

_____

# Education

The London School of Economics and Political Science (LSE)
BSc, Management & Information Systems · (1995 - 2010)